Filed by Henry Schein, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Henry Schein, Inc.
Commission File No.: 000-27078

The Company posted a link to a transcript from an investor conference on its website on June 13, 2018, which transcript included the following excerpts:

JUNE 12, 2018 / HSIC—Henry Schein Inc at William Blair Growth Stock Conference

Steve Paladino—Henry Schein, Inc.—Executive VP, CFO & Executive Director

And specifically, we believe that it could be anywhere from 4 to 6x additional EBITDA turns by spinning off as a pure-play Animal Health business…We still have to get carve-out audits. But we do think it’s doable to get it completed and the spin completed by year-end. And if it goes a little past that, that’s possible, but that’s the goal by year-end.

John Charles Kreger—William Blair & Company L.L.C., Research Division—Partner & Healthcare Services Analyst

Since you spent a few minutes on the Animal Health spin, let’s just stick with that for a minute. What prompted you to conclude that now was the right time to do that structure as opposed to a few years ago or holding on to the asset for the next decade?

Steve Paladino—Henry Schein, Inc.—Executive VP, CFO & Executive Director

Well, it’s really market dynamics. Again, we looked at some of the transactions occurring in the animal health space. We saw other distributors going for 16, 19x trailing EBITDA over the last year or 2. We see the pharmaceutical spinoffs like Zoetis being very successful. And we — as we educated ourselves, we realized that there is a significant multiple arbitrage in today’s market for a pure-play animal health player. And as we were looking at that, we said we really owe it to our shareholders to unlock that shareholder value. We were initially considering possibly doing a spin without the merger with Vets First Choice. As we approached Vets First Choice, we realized that, that could also accelerate the growth of this combined business. So it really seemed to fall into place. It wasn’t something, John, that we’ve been planning for a long period of time. The spin and the merger with Vets First Choice, the initial meeting was probably with us and them late December, and we announced on April 23. So a really quick timeline to get such a complicated transaction completed. So it wasn’t something that we’ve been thinking about for years and years. It really was something that came to us relatively recently.

John Charles Kreger—William Blair & Company L.L.C., Research Division—Partner & Healthcare Services Analyst

When we get questions from investors, they’re almost exclusively on dental and some of the perceived sort of structural changes, and we can cover that in a few minutes. Do you see anything like that in animal health kind of on the horizon that maybe VFC is helping you get out in front of in terms of customer consolidation, additional channels and the like?

Steve Paladino—Henry Schein, Inc.—Executive VP, CFO & Executive Director

Well, people have asked us, “It’s been one of your fastest-growing segments. How do you — why do you want to get rid of “your fastest-growing segment”?” We don’t want to get rid of it. What we want to do is, again, unlock that shareholder value. We still like the Animal Health business very much. There are somewhat similar dynamics. And you do see growing vet group practices owned by common ownership or for-profit that exist in the veterinary channel. But I would say that, really from our perspective, we just never thought that we would get — and you really hit the nail on the head, the valuation with the largest companion animal vet business as part of Henry Schein, because our investor base really is very dental-centric. And sometimes, it’s an afterthought to even talk about a $3.5 billion revenue business, the vet business. So we felt this was the only way to unlock shareholder value. And again, we’re excited about the new company. We think the new company will be really a very strong grower going forward.

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.